SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. 7)


                         Potlatch Corporation
                           (Name of Issuer)

                      Common Stock, par value $1
                    (Title of Class of Securities)


                              737628107
                           (CUSIP Number)


                            David Winters
                    Franklin Mutual Advisers, LLC
                     51 John F. Kennedy Parkway
                    Short Hills, New Jersey 07078
                           973.912.2177

      (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)



                           April 13, 2005
       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Mutual Advisers, LLC

2. CHECK THE APPROPRIATE BOX
   IF A MEMBER OF A GROUP (a)[] (b)[X]

3. SEC USE ONLY

4. SOURCE OF FUNDS

    See Item 3

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

    4,477,400 (See Item 5)

8. SHARED VOTING POWER

        NA

9. SOLE DISPOSITIVE POWER

    4,477,400  (See Item 5)

10. SHARED DISPOSITIVE POWER

        NA

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,477,400  (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    15.5% (See Item 5)

14. TYPE OF REPORTING PERSON

    IA
This Amendment No. 7 ("Amendment") amends and supplements the Schedule 13D filed on October 4, 2004, as previously amended (the "Schedule 13D") by Franklin Mutual Advisers, LLC ("FMA"), with respect to the common stock (the "Common Stock ") of Potlatch Corporation, a Delaware corporation (the "Issuer"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

The securities reported herein were acquired with funds of approximately $187.4 million (including brokerage commissions). All such funds were provided from investment capital of FMA's respective advisory clients.

Item 5.  Interest in Securities of the Issuer

(a-b) One or more of FMA's advisory clients is the owner of 4,477,400 shares of the Common Stock. Investment advisory contracts with FMA's advisory clients grant to FMA sole voting and investment discretion over the securities owned by its advisory clients. Therefore, FMA may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act (the "1934 Act"), the beneficial owner of 4,477,400 shares of Common Stock.

FMA is an indirect wholly owned subsidiary of Franklin Resources, Inc. ("FRI"). Beneficial ownership by investment advisory subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by FMA are exercised independently from FRI, and from all other investment advisor subsidiaries of FRI (FRI, its affiliates and investment advisor subsidiaries other than FMA are collectively referred to herein as "FRI affiliates"). Furthermore, FMA and FRI internal policies and procedures establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective advisory clients. Consequently, FMA and the FRI affiliates are each reporting the securities over which they hold investment and voting power separately from each other.

Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding Common Stock of FRI and are the principal shareholders of FRI. However, FMA exercises voting and investment powers on behalf of its advisory clients independently of FRI, the Principal Shareholders, and their respective affiliates. Consequently, beneficial ownership of the securities being reported by FMA is not attributed to FRI, the Principal Shareholders, and their respective affiliates other than FMA. FMA disclaims any economic interest or beneficial ownership in any of the securities covered by this statement.

Furthermore, FRI, the Principal Shareholders, and their respective affiliates including FMA, are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them or by any persons or entities advised by FRI subsidiaries.

(c) The following sets forth all transactions in the shares of the Common Stock within the past sixty days.

Date      Buy/Sell      No. of Shares  Price

03/03/05        buy     115,100        $46.3921
03/10/05        buy      34,900        $46.2076
03/10/05        buy       3,100        $45.9316
03/11/05        buy      75,000        $46.2127
03/14/05        buy      34,300        $46.3514
03/14/05        buy      18,500        $46.3888
03/15/05        buy      94,300        $46.5199
03/15/05        buy      28,900        $46.6582
03/16/05        buy       9,000        $46.9250
03/17/05        buy       5,200        $47.0500
03/18/05        buy      24,700        $47.1049
03/18/05        buy       2,600        $47.1000
03/21/05        buy      66,400        $47.0285
03/22/05        buy      61,200        $47.0374
03/23/05        buy     114,800        $46.6680
03/24/05        buy      41,100        $46.6586
03/28/05        buy      65,200        $46.6791
03/29/05        buy     143,000        $46.7511
03/30/05        buy      87,800        $46.5674
03/31/05        buy      15,700        $47.0445
03/31/05        buy      77,100        $47.0460
03/31/05        buy      28,600        $47.0252
04/01/05        buy       1,800        $46.8728
04/01/05        buy      25,000        $47.1172
04/01/05        buy      86,800        $47.0009
04/04/05        buy      41,300        $46.9648
04/05/05        buy       1,000        $47.0100
04/08/05        buy      65,400        $47.4989
04/11/05        buy      87,300        $47.2940
04/12/05        buy      51,600        $47.0695
04/13/05        buy      66,900        $47.2013

(d) No person other than respective advisory clients of FMA have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the securities being reported herein. Mutual Discovery Fund, a series of Franklin Mutual Series Fund Inc., an investment company registered under the Investment Company Act of 1940, has an interest in more than five percent of the class of securities being reported herein.







After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

April 14, 2005

Franklin Mutual Advisers, LLC




/s/ Bradley Takahashi
BRADLEY TAKAHASHI
Vice President